

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

James Sapirstein
Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

      Re: Entero Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 31, 2024
           File No. 333-279896

Dear James Sapirstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Jessica Yuan